UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated August 7, 2013: Ocean Rig UDW Inc. Reports Financial and Operating Results for the Second Quarter 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: August 7, 2013	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS FOR THE SECOND QUARTER 2013

August 7, 2013, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ: ORIG), or Ocean Rig or the Company, an international contractor of offshore deepwater drilling services today announced its unaudited financial and operating results for the second quarter ended June 30, 2013.

Second Quarter 2013 Financial Highlights

➢

For the second quarter of 2013, the Company reported a net income of $38.8 million, or $0.29 basic and diluted earnings per share.

➢

The Company reported Adjusted EBITDA of $115.8 million for the second quarter of 2013, as compared to $101.1 million for the second quarter of 2012.(1)

Recent Events

-

On July 30, 2013, the Company signed definitive documentation with Total E&P Congo, following the previously announced Letter of Award, for its ultra deepwater drillship Ocean Rig Apollo. The contract is for a three-year drilling campaign offshore West Africa, with an estimated backlog of approximately $677 million, and is expected to commence in the first quarter of 2015.

-

On July 19, 2013, the Company received a Letter of Award for its ultra deepwater drillship Ocean Rig Skyros from a major oil company. The Letter of Award is for a six-year contract for drilling offshore West Africa, with an estimated backlog of approximately $1.3 billion. The contract is expected to commence in direct continuation of the previous contract for the Ocean Rig Skyros with Total E&P Angola before the first quarter of 2015.

-

In July 2013, the Company entered into a $1.9 billion senior secured term loan facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $1,075.0 million and tranche B-2 term loans in an aggregate principal amount equal to $825.0 million, with respective maturity dates in the first quarter of 2021 and the third quarter of 2016.

-

On July 10, 2013, the Company entered into a drilling contract with Total E&P Angola for a five-well program or a minimum of 275 days for its ultra deepwater drillship Ocean Rig Skyros for drilling offshore West Africa, with an estimated backlog of approximately $190 million. The Ocean Rig Skyros is expected to commence this contract upon delivery from the shipyard in November 2013.

__________________________

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

George Economou, Chairman and Chief Executive Officer of the Company commented:

“We are very pleased with the operating performance of our fleet in the second quarter. Although our results were partially affected by the planned mobilization of three of our units, the improvement in fleet operating efficiency (96% average fleet-wide) and cost control initiatives have resulted in a strong quarter for our Company.

I am pleased to report that we have received a Letter of Award for the Ocean Rig Skyros for a six-year contract for drilling offshore West Africa.  With the addition of this award our fleet is effectively fully contracted through 2014. I believe that our current contract backlog of approximately $6.0 billion provides us with a solid foundation for the years to come.

We believe that the ultra-deepwater (“UDW”) drilling market for high quality assets will remain strong in the foreseeable future as indicated by the high level of demand we are continuing to witness. After multiple large offshore discoveries, the industry moves into the development stage of the well cycle, which is expected to result in more technically complex projects and longer term contracts. We are excited about the future employment prospects of our high quality homogeneous fleet and believe we are optimally positioned in the UDW market.

During the third quarter we successfully completed the refinancing of the Nordea and Deutsche Bank facilities with a new $1.9 billion senior secured term loan facility comprised of two term loans. The transition from project-based debt to corporate debt marks an important milestone in our Company’s development. We have released restricted cash, extended and staggered our debt maturities, relaxed certain dividend restrictions and reduced our mandatory annual debt amortization by approximately $158.0 million. Our prime relationships with commercial lenders and national export credit agencies, as well as our proven access to the debt capital markets, have enabled us to diversify our funding sources and provide us with considerable financing flexibility.

We will continue to build on the Ocean Rig story and execute our plans to maximize long-term value for all our stakeholders.”

Financial Review: 2013 Second Quarter

The Company recorded a net income of $38.8 million, or $0.29 basic and diluted earnings per share, for the three-month period ended June 30, 2013, as compared to a net loss of $2.8 million, or $0.02 basic and diluted losses per share, for the three-month period ended June 30, 2012. Adjusted EBITDA was $115.8 million for the second quarter of 2013, as compared to $101.1 million for the same period in 2012. (2)

Revenues from drilling contracts decreased marginally by $3.7 million to $259.8 million for the three-month period ended June 30, 2013, as compared to $263.5 million for the same period in 2012.

Rig operating expenses decreased to $117.0 million and total depreciation and amortization decreased to $55.6 million for the three-month period ended June 30 2013, from $145.1 million and $56.8 million, respectively, for the three-month period ended June 30, 2012. Total general and administrative expenses increased to $23.5 million in the second quarter of 2013 from $22.3 million during the comparative period in 2012.

Settlement with Cairn Energy

In July 2013, the Company reached an out of court settlement with Cairn Energy to receive compensation amounting to $5.0 million against an outstanding receivable of $11.0 million. As a result, during the second quarter of 2013, the Company wrote off $6.0 million. This agreement is subject to definitive documentation.

New Directors

On August 7, 2013, director Trygve Arnesen resigned for personal reasons. In his place, Mr. Kyros Melas was appointed to our board of directors. Mr. Melas serves as a Board member of, and is the Business Development Director and Founding Partner, of EDT Oil & Gas Ltd., a Cyprus-based oil and gas services company specializing in the supply of high specification offshore support vessels to oil and gas industry worldwide. He is a graduate of the University of Zurich and holds an M.Sc. in Shipping, Trade and Finance from City University. The Company would like to thank Trygve for his valuable contribution over the years, and wishes him well for the future.

__________________________

(2) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

Fleet List

The table below describes our fleet profile and drilling contract backlog as of July 31, 2013:

Drilling Rigs / Drillships:

Unit Leiv Eiriksson	Year built 2001	Redelivery Q2 – 16	Operating area Norway	Backlog ($m) $542
Eirik Raude	2002	Q3 – 13	Ireland	$14
		Q3 – 14	Sierra Leone, Ivory Coast	$217
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	$292
Ocean Rig Olympia	2011	Q3 – 15	Gabon, Angola	$432
Ocean Rig Poseidon	2011	Q2 – 16	Angola	$721
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$265
Newbuildings Ocean Rig Mylos (Expected delivery Aug. 2013)	2013	Q3 – 16	Brazil	$662
Ocean Rig Skyros (Expected delivery Nov. 2013)	2013	Q4 – 14	Angola	$187
		Q4 – 20	Angola	$1,266(1)
Ocean Rig Athena (Expected delivery Dec. 2013)	2013	Q1 – 17	Angola	$752
Ocean Rig Apollo (Expected delivery Jan. 2015)	2015	Q1 – 18	Congo	$677

Total

$6,027

(1)  Letter of Award is subject to definitive documentation.

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2013	2012	2013

REVENUES:
Revenues from drilling contracts	$263,491	$259,835	$426,490	$506,279

EXPENSES:
Drilling rig operating expenses	145,052	116,981	230,392	237,740
Depreciation and amortization	56,806	55,560	111,486	108,967
General and administrative expenses and other	22,216	23,522	39,885	46,068
Legal settlements	(30)	6,000	6,394	6,000

Operating income	39,447	57,772	38,333	107,504

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(27,897)	(30,367)	(56,825)	(61,736)
(Loss)/Gain on interest rate swaps	(7,578)	19,273	(10,940)	19,871
Other, net	4,828	2,488	1,917	4,074
Income taxes	(11,596)	(10,411)	(21,628)	(24,575)
Total other expenses	(42,243)	(19,017)	(87,476)	(62,366)

Net income/ (loss)	$(2,796)	$38,755	$(49,143)	$45,138

Earnings/ (loss) per common share, basic and diluted	$(0.02)	$0.29	$(0.37)	$0.34
Weighted average number of shares, basic and diluted	131,696,928	131,711,928	131,696,928	131,705,782

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2012	June 30, 2013

ASSETS
Cash and restricted cash (current and non-current)	$510,061	$338,385
Other current assets	242,447	312,309
Advances for drillships under construction	992,825	1,076,644
Drilling rigs, drillships, machinery and equipment, net	4,399,462	4,376,447
Other non-current assets	80,319	129,055
Total assets	6,225,114	6,232,840

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	2,853,410	2,771,366
Total other liabilities	463,189	503,044
Total stockholders’ equity	2,908,515	2,958,430
Total liabilities and stockholders’ equity	$6,225,114	$6,232,840

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income/ (loss) to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2013	2012	2013
Net income/ (loss)	$(2,796)	$38,755	$(49,143)	$45,138

Add: Net interest expense	27,897	30,367	56,825	61,736
Add: Depreciation and amortization	56,806	55,560	111,486	108,967
Add: Income taxes	11,596	10,411	21,628	24,575
Add: Loss/ (Gain) on interest rate swaps	7,578	(19,273)	10,940	(19,871)
Adjusted EBITDA	$101,081	$115,820	$151,736	$220,545

Drill Rigs Holdings Inc - Supplemental Information

Leiv Eiriksson

Following significant investment in equipment and winterization upgrades, the Leiv Eiriksson commenced drilling operations under our three-year contract with Rig Management Norway on April 15, 2013. During the first 15 days of the second quarter, the Leiv Eiriksson earned no revenue and the majority of the operating expenses relating to the unit incurred during this 15-day period were capitalized.

Eirik Raude

During the second quarter of 2013, the Eirik Raude mobilized to Ireland and commenced drilling operations under its contract with ExxonMobil on April 21, 2013. Until it commenced drilling operations, the Eirik Raude was earning zero revenue and the majority of the operating expenses relating to the unit incurred during this period were capitalized. Following the completion of the ExxonMobil contract, the Eirik Raude commenced mobilization on August 3, 2013 (which such mobilization is expected to last for 25 days, including acceptance testing) from Ireland to offshore West Africa to commence a four to sixwell contract with Lukoil in the latter part of the third quarter of 2013.

Summary Financials of Drill Rig Holdings Inc.:

	Year ended December 31, 2012	Six Months ended June 30, 2013
(Dollars in thousands)
Total revenue………………………………	$	$169,121
EBITDA..……………………….		83,858
Total assets…………………………………	1,271,829	1,502,746
Total debt, net of financing fees………..	(781,001)	782,698
Shareholders equity………………………	(337,086)	538,470
Total cash and cash equivalents……….…	$ 62,429	$154,067

EBITDA reconciliation of Drill Rig Holdings Inc.:

(Dollars in thousands)	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2013	2012	2013
Net Income	$28,690	$34,473	$7,034	$29,829
Add: Net interest expense	6,135	8,606	13,274	16,214
Add: Depreciation and amortization	18,572	18,382	37,406	35,044
Add: Income taxes	329	181	1,470	2,771
EBITDA	$53,726	$61,642	$59,184	$83,858

Conference Call and Webcast: August 8, 2013

As announced, the Company’s management team will host a conference call, on Thursday, August 8, 2013 at 8:00 a.m. Eastern Daylight Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig"

A replay of the conference call will be available until August 15, 2013. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean- rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 10 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 8 ultra deepwater drillships, 3 of which are scheduled to be delivered to the Company during 2013 and 1 of which is scheduled to be delivered during 2015.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward- looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, may of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (ii);hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) changes in laws and governmental regulations, particularly with respect to environmental matters; (iv) the availability of competing offshore drilling vessels; (v) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vi) the performance of our rigs; (vii) our ability to procure or have access to financing and comply with our loan covenants; (viii) our ability to successfully employ our drilling units; (ix) our capital expenditures, including the timing and cost of completion of capital projects; and (x) our revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com